Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

Mary Katherine Rawls

marykatherine.rawls@troutman.com

March 7, 2023

William Demarest

Isaac Esquivel

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Procaccianti Hotel REIT, Inc.
Form 10-K for fiscal year ended December 31, 2021
Filed March 25, 2022
Form 8-K filed June 27, 2022
File Nos. 000-56272

Dear Messrs. Demarest and Esquivel:

Procaccianti Hotel REIT, Inc., a Maryland corporation (the “Company”), wishes to respond to the letter of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated February 9, 2023. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Staff’s comment letter. The Company hereby responds to the specific comment as follows:

Form 8-K filed June 27, 2022

Item 8.01 Other Events

Determination of Estimated Per Share NAVs, page 1

1.            We note your response to prior comment 1. In addition to describing the impact of the liquidation preferences on K Shares, K-I Shares and K-T Shares and subordination of fees payable to the Company’s advisor on your Estimated Per Share NAV calculation, please further enhance your disclosure by providing quantitative information necessary to clearly understand your Estimated Per Share NAV calculation. Please provide us with your Estimated Per Share NAV calculation for each class as of March 31, 2022 in your response.

March 7, 2023 Page 2

In addition to the Company’s undertaking in its January 25, 2023 response letter to the Commission’s December 20, 2022 comment letter (“Response No. 1”), the Company undertakes to expand its disclosure in subsequent filings to provide the quantitative breakdown of the Estimated Per Share NAV calculation for each of its share classes in the format below. The following charts show the components of the Estimated Per Share NAV as of March 31, 2022, in the aggregate and by share class:

Components of NAV	3/31/2022
Real Estate	$130,270,000
Mortgage Notes Payable	(63,343,282)
Other Assets	10,455,970
Other Liabilities	(4,181,996)
Noncontrolling Interest	(9,052,965)
Net Asset Value	$64,147,727

Components of NAV by Share Class	K-I	K	K-T	Class A	Class B	Total
Accrued Unpaid Distributions	$230,087	$708,266	$11,017	$1,473,071	$0	$2,422,441
Liquidation Preference	13,219,139	40,811,110	631,997	5,814,095	0	60,476,341
Remaining Distribution Allocation	151,018	466,234	7,220	468,354	156,118	1,248,944
Net Asset Value	13,600,244	41,985,611	650,234	7,755,521	156,118	$64,147,727
Shares Outstanding	1,321,914	4,081,111	63,200	581,410	125,000
NAV Per Share	$10.29	$10.29	$10.29	$13.34	$1.25

The Estimated Per Share NAV was calculated in accordance with our Charter, as amended, taking into account (i) first, the liquidation preference on the K-I Shares, K Shares and K-T Shares equal to $10.00, plus all accumulated, accrued, and unpaid distributions on our K-I Shares, K Shares and K-T Shares, respectively; (ii) second, the payment of any deferred and unpaid asset management fees, acquisition fees and disposition fees (including interest accrued on all such fees at a non-compounded rate of 6.0% per annum) to our advisor; (iii) third, the liquidation preference on the A Shares equal to $10.00, plus all accumulated, accrued and unpaid distributions on our A Shares; and (iv)  finally, following the distribution and payment in full of all of the preceding obligations, (a) 50.0% of all remaining NAV allocated to the holders of the K-I Shares, K Shares, K-T Shares (pro rata based on the number of K-I Shares, K Shares, and K-T Shares); (b) 12.5% of remaining NAV to the B Shares; and (c) 37.5% of remaining NAV to the A Shares.

The Company believes that the information below, together with the information provided in Response No. 1 and the Company’s current disclosures, clearly describe the calculation of the Company’s Estimated Per Share NAV.

If you have any questions or comments please contact me at (678) 592 -7738.

Best regards,

Mary Katherine Rawls

Cc: Heath D. Linsky

Gregory Vickowski

Ron Hadar